Envision Solar International, Inc.

5660 Eastgate Drive

San Diego, CA 92121

April 12, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Thomas Jones

Re:	Envision Solar International, Inc.
Registration Statement on Form S-1 (No. 333-226040)
Request for Acceleration

Dear Mr. Jones:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Envision Solar International, Inc. (the "Company") hereby requests that the effective date of its Registration Statement on Form S-1 (File No. 333-226040) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on Monday, April 15, 2019, or as soon thereafter as practicable.

If you have any questions regarding this request or the Registration Statement, please call our counsel Jeff Pietsch of Weintraub Tobin, at (415) 772-9611.

Very truly yours,

Envision Solar International, Inc.

By: /s/ Desmond Wheatley

Desmond Wheatley

Chief Executive Officer